Exhibit 99.1

Camtek Ltd. and its Subsidiaries

Interim Condensed Consolidated Financial Statements As of June 30, 2020 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2020Contents

Page
Interim Unaudited Condensed Consolidated Balance Sheets	F-3
Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5
Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6
Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-7 to F-8
Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-9 to F-16

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

		June 30, 2020	December 31, 2019
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	32,469	38,047
Short-term deposits		69,000	51,500
Trade accounts receivable, net		39,528	31,443
Inventories	5B	29,537	23,803
Other current assets	5C	3,523	2,909

Total current assets		174,057	147,702

Property, plant and equipment, net	5D	18,800	18,526

Long term inventory	5B	3,292	2,791
Deferred tax assets		520	746
Other assets, net		80	113
Intangible assets, net	5E	574	491

		4,466	4,141

Total assets		197,323	170,369

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		20,561	11,334
Other current liabilities	5F	28,170	20,272

Total current liabilities		48,731	31,606

Long term liabilities
Other long-term liabilities		2,100	2,461
		2,100	2,461

Total liabilities		50,831	34,067

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2020 and at December 31, 2019;
41,124,714 issued shares at June 30, 2020 and 40,742,355 at December 31, 2019;
39,032,338 shares outstanding at June 30, 2020 and 38,649,979 at December 31, 2019;	3	158	157
Additional paid-in capital		103,428	101,327
Retained earnings		44,804	36,716
		148,390	138,200
Treasury stock, at cost (2,092,376 as of June 30, 2020 and December 31, 2019)		(1,898)	(1,898)

Total shareholders' equity		146,492	136,302

Total liabilities and shareholders' equity		197,323	170,369

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2020	2019	2020	2019	2019
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	4	67,179	68,348	37,000	34,346	134,019
Cost of revenues		36,679	34,623	20,057	17,777	69,235

Gross profit		30,500	33,725	16,943	16,569	64,784

Research and development costs		8,884	7,727	4,754	3,803	16,331
Selling, general and administrative expenses	6A	13,338	12,987	6,779	6,412	26,481
		22,222	20,714	11,533	10,215	42,812

Operating income		8,278	13,011	5,410	6,354	21,972

Financial income, net	6B	651	152	276	135	801
Income from continuing operations before taxes		8,929	13,163	5,686	6,489	22,773

Income tax expense		(841)	(1,110)	(378)	(463)	(1,950)

Net income from continuing operations		8,088	12,053	5,308	6,026	20,823

Discontinued operations
Income from discontinued operations
Income before tax expense		-	1,257	-	1,257	1,257
Income tax expense		-	(94)	-	(94)	(94)

Income from discontinued operations		-	1,163	-	1,163	1,163

Net income		8,088	13,216	5,308	7,189	21,986

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2020	2019	2020	2019	2019
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operations		0.21	0.33	0.14	0.16	0.55

Basic earnings from discontinued operations		-	0.03	-	0.03	0.03

Basic net earnings		0.21	0.36	0.14	0.19	0.58

Diluted earnings from continuing operations		0.20	0.32	0.13	0.16	0.54

Diluted earnings from discontinued operations		-	0.03	-	0.03	0.03

Diluted net earnings		0.20	0.35	0.13	0.19	0.57

Weighted average number of ordinary shares outstanding (in thousands):

Basic		38,877	36,644	39,033	36,816	37,626

Diluted		39,785	37,476	39,945	37,734	37,432

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares NIS 0.01 par value		Number of Treasury Shares	Treasury capital	Additional paid-in earnings	Retained capital	Total shareholders' equity
	Number of Shares Issued	U.S. Dollars
		(in thousands)	U.S. Dollars (in thousands)
Balances at
December 31, 2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407

Share-based
compensation expense	-	-	-	-	645	-	645
Exercise of share options	72,683	*	-	-	189	-	189
Net income	-	-	-	-	-	6,027	6,027

Balances at
March 31, 2019	38,608,128	151	(2,092,376)	(1,898)	82,707	27,308	108,268

Issuance of shares	1,700,000	5	-	-	16,048	-	16,048

Share-based
compensation expense	-	-	-	-	605	-	605
Exercise of share options	307,111	1	-	-	109	-	109
Net income	-	-	-	-	-	7,189	7,189

Balances at
June 30, 2019	40,615,239	157	(2,092,376)	(1,898)	99,469	34,497	132,225

Issuance of shares	-	-	-	-	(27)	-	(27)
Exercise of share options	127,116	*	-	-	243	-	243
Share-based
compensation expense	-	-	-	-	1,642	-	1,642
Dividend distributed	-	-	-	-	-	(6,551)	(6,551)
Net income	-	-	-	-	-	8,770	8,770
Balances at
December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Share-based
compensation expense	-	-	-	-	817	-	817
Exercise of share options	23,557	*	-	-	58	-	58
Net income	-	-	-	-	-	2,780	2,780

Balances at
March 31, 2020	40,765,912	157	(2,092,376)	(1,898)	102,202	39,496	139,957

Share-based
compensation expense	-	-	-	-	951	-	951
Exercise of share options	358,802	1	-	-	275	-	376
Net income	-	-	-	-	-	5,308	5,308

Balances at
June 30, 2020	41,124,714	158	(2,092,376)	(1,898)	103,428	44,804	146,492

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Cash flows from operating activities:
Net income	8,088	13,216	5,308	7,189	21,986
Discontinued operations, net of cash	-	(1,163)	-	(1,163)	(1,163)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,057	1,051	531	498	2,134
Deferred tax expense	226	816	296	266	1,526
Share based compensation expense	1,768	1,250	951	605	2,892
Change in provision for doubtful debts	-	(205)	-	(118)	(29)
Loss on disposal of fixed assets	-	-	-	-	64

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(8,108)	5,415	(2,355)	(829)	156
Inventories	(7,014)	57	(3,991)	2,041	4,798
Due from related parties, net	20	66	51	103	58
Other assets	(601)	83	(529)	513	(236)
Trade accounts payable	9,219	(3,272)	4,247	(3,345)	(4,100)
Other current liabilities	7,765	(3,971)	6,569	1,253	(3,577)
Liability for employee severance benefits, net	46	54	48	4	117

Net cash provided by operating activities of continued operations	12,466	13,397	11,126	7,017	24,626

Net cash provided by operating activities	12,466	13,397	11,126	7,017	24,626
Cash flows from investing activities:
Investment in short-term deposits	(17,500)	-	(27,500)	-	(51,500)
Purchase of fixed assets	(775)	(654)	(365)	(196)	(1,256)
Purchase of intangible assets	(126)	(66)	(122)	(35)	(106)

Net cash used in investing activities from continuing operations	(18,401)	(720)	(27,987)	(231)	(52,862)

Net cash provided by investing activities of discontinued operations	-	1,257	-	1,257	1,257
Net cash provided by (used in) investing activities	(18,401)	537	(27,987)	1,026	(51,605)

Cash flows from financing activities:
Share issuance, net	-	16,026	-	16,026	16,026
Proceeds from exercise of share options	334	326	276	138	542
Dividend payment	-	-	-	-	(6,551)

Net cash provided by financing activities	334	16,352	276	16,164	10,017
Effect of change in exchange rate on cash and cash equivalents	23	47	(32)	36	74

Net increase (decrease) in cash and cash equivalents	(5,578)	30,333	(16,617)	24,243	(16,888)
Cash and cash equivalents at beginning of the period	38,047	54,935	49,086	61,025	54,935

Cash and cash equivalents at end of the period	32,469	85,268	32,469	85,268	38,047

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows (contd.)

(In thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Supplementary cash flows information:
Income taxes paid	211	386	12	340	666
Lease payments	530	528	260	268	1,077

Non-cash transactions:
Fixed assets purchased with supplier credit	162	124	162	124	154

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 23.73% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 20% by Chroma Ate Inc., a Taiwanese company (“Chroma”) (See Note 1(B) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.As detailed in the annual financial statements as of December 31, 2019, since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. The Company has been able to minimize the impact of the Covid-19 pandemic on its business activity and to deliver most of its orders for the first half of 2020 on time.

C.In February 2019, Chroma acquired approximately 20.5% of Camtek’s shares in a cash transaction. 6,117,440 Camtek shares were purchased from Priortech for $58,100 and an additional 1,700,000 new shares were issued by Camtek to Chroma for $16,200. The cash consideration was calculated based on a share-price of $9.50 per Camtek share, which reflected a 29% premium on Camtek’s closing price as of February 8, 2019.

A voting agreement was signed between Priortech and Chroma according to which the parties agreed to vote together in Camtek’s shareholders’ meetings. According to the voting agreement, after the closing of the transaction, Chroma is entitled to two seats on Camtek’s Board of Directors and Priortech is entitled to three seats.

In addition to the investment, Chroma and Camtek entered into an agreement in which Camtek will in the future license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. In addition, Chroma and Camtek agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

The transaction was completed in June 2019.

D.In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The buyers acquired all of the assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received total cash consideration of $32,000 upon closing and a further $1,257 in 2019 based upon the PCB business unit's financial performance in 2018.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated in 2017 and are accounted as discontinued operations.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2019 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020 or for any other future period.

B.Recent Accounting Pronouncements

1.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. The Company adopted the new standard effective January 1, 2020 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

2.

In August 2018, the FASB issued Accounting Standard Update No. 2018-13, Changes to Disclosure Requirements for Fair Value Measurements (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. The Company adopted the new standard effective January 1, 2020 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange.

B.Changes in Stock Options and RSUs

In the first half of 2020, 382,359 stock options were exercised.

In the first six months of 2020, 396,500 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C.Share-based Compensation Expense

The total share-based compensation expense amounted to $1,768, $1,250, $951, $605 and $2,892 for the six-month periods ended June 30, 2020 and 2019, the three-month periods ended June 30, 2020 and 2019 and the year ended December 31, 2019, respectively.

Note 4 - Segment Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars (in thousands)

Asia Pacific	61,914	60,591	35,130	31,781	115,925
United States	3,258	5,422	986	1,630	10,388
Europe	2,007	2,335	884	935	7,706

	67,179	68,348	37,000	34,346	134,019

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information

A.Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2020 and December 31, 2019 is denominated in the following currencies:

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

US Dollars	26,519	32,675
New Israeli Shekels	3,079	3,318
Euro	1,658	707
Other currencies	1,213	1,347

	32,469	38,047

B.Inventories

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Components	17,424	13,822
Work in process	5,906	6,019
Finished products (including systems at customer locations not yet sold)	9,499	6,753

	32,829	26,594

Inventories are presented in:

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Current assets	29,537	23,803
Long-term assets	3,292	2,791

	32,829	26,594

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

C.Other Current Assets

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Due from Government institutions	1,601	955
Interest receivable	633	348
Prepaid expenses	553	476
Income tax receivables	418	846
Deposits for operating leases	184	149
Due from related parties	55	75
Other	79	60

	3,523	2,909

D.Property, Plant and Equipment, Net

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Land	863	863
Building	14,258	14,253
Machinery and equipment	9,575	8,416
Office furniture and equipment	686	625
Computer equipment and software	4,987	4,652
Automobiles	87	87
Leasehold improvements	542	546
Right of use assets	2,606	2,471
	33,604	31,913

Less accumulated depreciation	14,804	13,387

	18,800	18,526

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

E.Intangible Assets, Net

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Patent registration costs	1,837	1,711

Accumulated amortization and impairment	1,263	1,220

Total intangible assets, net	574	491

F.Other Current Liabilities

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Advances from customers and deferred revenues	9,602	2,004
Accrued employee compensation and related benefits	7,673	7,713
Commissions	6,240	5,963
Accrued warranty costs	1,761	1,723
Accrued expenses	1,515	1,343
Operating lease obligations	772	826
Government institutions	607	700

	28,170	20,272

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 6 - Statements of Operations

A.Selling, general and administrative expenses

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars (in thousands)

Selling (1)	9,551	9,416	4,807	4,618	19,294
General and administrative	3,787	3,571	1,972	1,794	7,187

	13,338	12,987	6,779	6,412	26,481

(1) Including shipping and handling costs	1,137	548	672	271	1,063

B.Financial income (expenses), net

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars (in thousands)

Interest income	730	618	344	302	1,412
Other, net (1)	(79)	(466)	(68)	(167)	(611)

	651	152	276	135	801
(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	(22)	(389)	(39)	(125)	(352)

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 7 - Balances with Related Parties

	June 30, 2020	December 31, 2019
	U.S. Dollars (in thousands)

Due from affiliated companies	55	75

Unpaid balances between Priortech and its subsidiaries in Israel and the Company bear interest of 5.5%.